Exhibit 99.1

NOTICE OF SPECIAL MEETING OF HOLDERS OF COMMON SHARES
OF EUROZINC MINING CORPORATION
to be held October 19, 2006

NOTICE IS HEREBY GIVEN that a special meeting (the “Meeting”) of the holders (the “Shareholders”) of common shares (“EuroZinc Shares”) of EuroZinc Mining Corporation (“EuroZinc”) will be held at the Four Seasons Hotel, 791 West Georgia Street, Vancouver, British Columbia, on Thursday, October 19, 2006 at 2:00 p.m. (Vancouver time) for the following purposes:

(a)

for the Shareholders to consider, pursuant to an order (the “Interim Order”) of the Supreme Court of British Columbia dated September 14, 2006 and if thought advisable, to pass, with or without variation, a special resolution (the “Arrangement Resolution”), the full text of which is set out in Appendix A to the accompanying information circular and proxy statement of EuroZinc dated September 18, 2006, (the “Information Circular”), to approve an arrangement (the “Arrangement”) under the provisions of Division 5 of Part 9 of the Business Corporations Act (British Columbia) (the “BCBCA”) among EuroZinc, the Shareholders and Lundin Mining Corporation (“Lundin”), all as more particularly described in the Information Circular.

(b)

to transact such further and other business as may properly be brought before the Meeting or any adjournment thereof.

Specific details of the matters proposed to be put before the Meeting are set forth in the accompanying Information Circular.

Pursuant to the terms of the Interim Order and Sections 237 to 247 of BCBCA, Shareholders have the right to dissent in respect of the Arrangement Resolution.  This dissent right is described in the Information Circular.  If a Shareholder wishes to dissent, a written notice of dissent must be received by EuroZinc at least two Business Days before the date of the Meeting.  As a result of giving a notice of dissent, a Shareholder may, if the Arrangement becomes effective, require Lundin to purchase all of such Shareholder’s EuroZinc Shares.  Failure to strictly comply with the dissent procedures described in the Information Circular may result in the loss or unavailability of any right of dissent.

The record date for determination of the Shareholders entitled to receive notice of and to vote at the Meeting is September 18, 2006.  Only Shareholders whose names have been entered in the register of EuroZinc on the close of business on that date will be entitled to receive notice of and to vote at the Meeting.

A Shareholder may attend the Meeting in person or may be represented by proxy.  Shareholders who are unable to attend the Meeting or any adjournment thereof in person are requested to date, sign and return the accompanying form of proxy for use at the Meeting or any adjournment thereof.  To be effective, the enclosed proxy must be received by Computershare Investor Services Inc. at 100 University Ave., 9th Floor, North Tower, Toronto, Ontario, M5J 2Y1, Canada, Attention:  Proxy Dept., at least 48 hours (excluding Saturdays, Sundays and holidays) prior to the time set for the Meeting or any adjournment thereof.

Dated at the City of Vancouver, in the Province of British Columbia, this 18th day of September, 2006.

BY ORDER OF THE BOARD OF DIRECTORS
OF EUROZINC MINING CORPORATION

(signed) “Colin K. Benner”
Colin K. Benner
Vice Chairman and Chief Executive Officer
EuroZinc Mining Corporation

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